Via EDGAR

August 23, 2023

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Amendment No. 3 to Registration Statement on Form F-4 Filed on July 17, 2023

Ladies and Gentlemen,

CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), is hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 31, 2023 on the Company’s Amendment No. 3 to Registration Statement on Form F-4 filed with the Commission on July 17, 2023 (“Amendment No.3”). Concurrently with the submission of this letter, the Company is submitting its amendment No.4 to the Registration Statement (“Amendment No.4”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in Amendment No.4 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No.4.

Amendment No. 3 to Registration Statement on Form F-4

General

1.	We note your revised disclosure on pages 109 and 110 incorporating references to the specific exemptions or exclusions that Pubco is relying upon under the Investment Company Act of 1940. Please revise the disclosure as follows to clarify that Section 3(a)(1)(C) is not itself an exemption from the definition of an investment company:

●	Please replace the second sentence of the first paragraph under the investment company risk factor on page 109 with the following: “Pursuant to Section 3(a)(1)(C)of the Investment Company Act of 1940 (“Investment Company Act”) and/or the exemption provided in Rule 3a-1 under the Investment Company Act, Pubco is not an “investment company” and does not intend to become registered as an “investment company” under the Investment Company Act.”

●	Please replace the fifth sentence of the first paragraph under the investment company risk factor on page 109 with the following: “Pubco intends to continue to conduct its operations such that it will not be deemed an investment company under Section 3(a)(1)(C) and/or will be able to rely on the exemption provided in Rule 3a-1 under the Investment Company Act.”

Response: In response to the Staff’s comment, the Company has revised pages 111 and 112 of Amendment No.4.

2.	Please disclose why the company has not filed the materials with CSRC and please revise the disclosure to reflect correctly if the CSRC approval is required for purpose of the closing.

Response: In response to the Staff’s comment, the Company has revised pages 43, 44 and 85 of Amendment No.4.

If you have any questions regarding Amendment No.4, please contact the undersigned by telephone at (86)-010-8140-6666 or via e-mail at luqun@ch-auto.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Qun Lu
Name:	Qun Lu
Title:	Chairman, Chief Executive Officer and Chief Financial Officer

Enclosures

cc:

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV